ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 7, 2010	Jamie Bucci
(617) 235-4799
Jamie.Bucci@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Linda Stirling, Esq.

Re: Martin Currie Business Trust (Registration No. 811- 08612) — Responses to Comments Regarding Proxy Statement on Schedule 14A

Dear Ms. Stirling:

On Wednesday November 24, 2010, the Martin Currie Business Trust (the “Trust” or the “Registrant,”) filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), pursuant to Section 14(a) of the Securities and Exchange Act of 1934, as amended (the “1934 Act”), on behalf of its MCBT Global Emerging Markets Fund series.  On December 2, 2010, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Proxy Statement.  We respectfully submit this comment response letter on behalf of the Trust in response to your comments of December 2nd and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below. We intend to file the definitive proxy today, December 7, 2010.

1.                                       Comment:  In future filings, please provide a transmittal letter with the filed proxy materials.

Response:  The Trust will provide a cover letter with future filings.

2.                                       Comment:  Please confirm there is no underwriter of the Trust’s shares.

Response:  The Trust confirms that this is correct.

3.                                       Comment:  On page 4, please provide the difference between the aggregate amount of the investment adviser’s fee paid by the Trust during the last fiscal year and the amount that the adviser would have received had the proposed fee been in effect, as a percentage of the aggregate amount of the investment adviser’s fee during the last fiscal year, as required by Item 22(c)(9)(iii) of Schedule 14A.

Response:  The requested change will be reflected in the definitive filing.  The sentence under the table entitled “Examples of Fund Expenses” will be changed to say:

“The aggregate amount of the Adviser’s fee during the last fiscal year ending April 30, 2010 was $1,641,825. That fee would have been $2,052,281 had the

Amended Advisory Agreement been in effect during that period. The difference between these amounts is $410,456 (a 25% increase from the fee paid during the last fiscal year).”

4.                                       Comment:  Please confirm that the Trust has no affiliated broker.

Response:  The Trust confirms that this is correct.

*     *     *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-235-4799 if you have any questions or require additional information.

Sincerely,

Jamie L. Bucci